UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40724

RIDGETECH, INC.
(Translation of registrant’s name into English)

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district Qiantang District
Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-291941 and No. 333-269182) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Submission of Matters to a Vote of Security Holders.

On December 12, 2025, Ridgetech, Inc., a Cayman Islands exempted company (the “Company”) held its annual general meeting of shareholders for discussion and approval of a series of proposals as described in the Company’s proxy statement filed with the SEC on November 12, 2025 (the “Proxy Statement”). A quorum was present at the meeting as required by the Fourth Amended and Restated Memorandum and Articles of Association of the Company. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	A proposal to approve by ordinary resolution of the election of each of the four following director nominees: Mr. Lingtao Kong, Ms. Caroline Wang, Mr. Jiangliang He and Dr. Genghua Gu to serve until the next annual meeting or until their successors are duly elected and qualified (the “Director Election Proposal”).

Director’s Name	For	Withheld
Lingtao Kong	4,284,363	22,509
Caroline Wang	4,284,418	22,454
Jiangliang He	4,284,416	22,456
Genghua Gu	4,284,362	22,510

2.	A proposal to ratify by ordinary resolution the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2026 (the “Independent Accountants Ratification Proposal”).

For	Against	Abstain
4,286,523	20,492	61

3.	A proposal to approve by ordinary resolution the board of directors (the “Board”) to effect a consolidation of the Company’s authorized and issued ordinary shares, at a ratio of up to one-for-two hundred (1:200) (the “Consolidation of Ordinary Shares”), on a date to be determined by the Board but no later than the next annual general meeting of the shareholders of the Company, with the exact ratio to be set at a whole number within this range, as determined by the Board in its sole discretion (the “Approved Consolidation Ratio”), as further set forth in the Proxy Statement (the “Ordinary Share Consolidation Proposal”).

For	Against	Abstain
4,284,402	22,241	229

4.	A proposal to approve by special resolution, subject to the shareholder approval of the Ordinary Share Consolidation Proposal and the Board having effected the Consolidation of Ordinary Shares as authorized by the Ordinary Share Consolidation Proposal, that the Fifth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached to the Proxy Statement as Annex A, subject to adjustment solely in respect of the final Approved Consolidation Ratio, be adopted in substitution for, and to the exclusion of, the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company to reflect the Consolidation of Ordinary Shares (the “Articles Restatement Proposal”).

For	Against	Abstain
4,283,572	23,271	29

5.	A proposal to approve by ordinary resolution the Fourth Amended and Restated 2010 Equity Incentive Plan, as attached to the Proxy Statement as Annex B (the “Equity Incentive Plan Proposal”).

For	Against	Abstain
4,283,568	23,275	29

Pursuant to the foregoing votes, the election of each of the director nominees under the Director Election Proposal and the approval of each of the Independent Accountants Ratification Proposal, the Ordinary Share Consolidation Proposal, the Articles Restatement Proposal and the Equity Incentive Plan Proposal were approved in all respects.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2025	RIDGETECH, INC.

	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

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